SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - ELETROBRAS

CNPJ Nº 00.001.180/0001 -26

MARKET ANNOUNCEMENT

According to the Notice to Shareholders published on March 30 and 31 and April 1, 2010, Centrais Elétricas Brasileiras S.A. – Eletrobras will hold on April 30, 2010, the General Ordinary Shareholders’ Meeting (AGO) in which, amongst other subjects, will decide on the net income destination of 2009 and the payment of the remuneration to shareholders as Interest on Own Capital (JCP), as follows:

1. VALUE
The value of JCP to be paid out is R$ 741,509,585.86, as follows:

KIND/CLASS	GROSS VALUE 12.31.2009
Common Shares	0.409663154
Preferred “A” Shares	2.174044375
Preferred “B” Shares	1.630533281

2. EX-DIVIDEND

Individuals/legal entities which are part of the shareholders’ roster on the day of the mentioned AGO, in other words, 04.30.2010, will be entitled to payment. The AGO will decide on the payment date.

3. PAYMENT
In accordance with the Eletrobras By-laws, the mentioned credits will be adjusted by Selic rate from December 31, 2009 up to the date of the effective payment.

The payment will occur with a withholding tax of 15% (fifteen per cent), in accordance with present legislation.

The withholding tax relating to JCP and to Selic rate remuneration will be applied to all shareholders, except the legal entities which present evidence of immunity or tax exemption, by sending to Eletrobras the “Term of Statement and Commitment”, available on the electronic address http://www.eletrobras.com.br/elb/ri. The term should be signed by the legal representative(s), and duly notarized. The Possession Term and/or AGO/AGE Minutes should be attached to the requested document above, in order to prove legal representation.

The payment to shareholders will be deposited in the shareholders’ bank account in accordance with the existent records in Bradesco Bank S.A. – Bradesco. The shareholders whose bank records are out of date should go to a Bradesco branch in order to update their records and receive the dividend.

Brasília, April 22, 2010.

Armando Casado de Araújo
Diretor Financeiro e de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.